UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-13664

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The PMI Group, Inc. Savings and Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

The PMI Group, Inc.

3003 Oak Road

Walnut Creek, California 94597

The PMI Group, Inc. Savings and Profit Sharing Plan

Financial Statements

and Supplemental Schedule

(Modified Cash Basis)

As of and for the years ended December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm

The Participants of The PMI Group, Inc. Savings and Profit Sharing Plan

and Board of Directors of The PMI Group, Inc.

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of The PMI Group, Inc. Savings and Profit Sharing Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, the financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.

In our opinion, the financial statements referred to above present fairly, in all material respects, information regarding the Plan’s net assets available for benefits (modified cash basis) as of December 31, 2007 and 2006, and the changes therein (modified cash basis) for the years then ended, on the basis of accounting as described in Note 2.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule (modified cash basis) of assets (held at end of year) as of December 31, 2007 is presented for purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule (modified cash basis) has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Los Angeles, California

June 25, 2008

The PMI Group, Inc. Savings and Profit Sharing Plan

Statements of Net Assets Available for Benefits

(Modified Cash Basis)

	As of December 31,
	2007	2006
Assets
Dividends receivable	$17,219	$18,153
Investments	88,368,839	88,908,534

Net assets available for benefits	$88,386,058	$88,926,687

See accompanying notes.

The PMI Group, Inc. Savings and Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

(Modified Cash Basis)

	Year ended December 31,
	2007	2006
Additions
(Depreciation) appreciation and investment income:
Net (depreciation) appreciation of investments	$(7,967,448)	$8,370,193
Interest and dividends	3,902,172	2,400,475

Total (depreciation) appreciation and investment income	(4,065,276)	10,770,668

Contributions:
Participants	5,977,453	5,728,515
Employer	3,472,753	3,329,664
Rollovers	575,464	376,349

Total contributions	10,025,670	9,434,528

Total additions	5,960,394	20,205,196
Deductions
Benefits paid directly to participants	6,497,173	8,256,077
Administrative expenses	3,850	3,970

Total deductions	6,501,023	8,260,047

Net (decrease) increase	(540,629)	11,945,149
Net assets available for benefits:
Beginning of year	88,926,687	76,981,538

End of year	$88,386,058	$88,926,687

See accompanying notes.

The PMI Group, Inc. Savings and Profit Sharing Plan

Notes to Financial Statements

(Modified Cash Basis)

1. Description of the Plan

The following description of The PMI Group, Inc. Savings and Profit Sharing Plan (the Plan) is provided for general information only. Participants should refer to the Summary Plan Description or Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all regular full-time and part-time employees of The PMI Group, Inc. (the Company) and its subsidiaries other than those classes of employees specifically excluded by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan trustee is Merrill Lynch Bank & Trust Co., FSB.

Employees are eligible to participate in the Plan on the first business day on or following completion of one hour of service, and may begin participation on the first business day of the next payroll period.

Contributions

Each year, non-highly compensated employees (NHCEs) may contribute, on a pre-tax basis, up to 75% of their annual compensation, as defined by the Plan, subject to annual limitations defined by the Internal Revenue Code (the Code). Highly compensated employees (HCEs) are limited to pretax contributions equal to 17% of compensation, also subject to annual limits of the Code. Additionally, NHCEs may defer up to 75% of their after-tax compensation to the Plan and HCEs may defer up to 17% of their after-tax compensation. Participants may also contribute eligible amounts representing distributions from other qualified defined benefit or defined contribution plans. In addition, participants 50 years of age or older may make pre-tax “catch up” contributions subject to annual Code limits.

Participants who have made pre-tax contributions during a Plan year, completed one year of service with the Company and remain employed on December 31 are eligible for Company matching contributions. The Company makes non-elective matching contributions equal to 25% of each such participant’s deferrals up to 6% of the participant’s eligible pre-tax compensation. Beginning January 1, 2007, an additional supplemental (discretionary) matching contribution may be made annually as determined by the Company in an amount up to 100% of each such participant’s deferrals not in excess of 6% of each participant’s eligible pre-tax compensation. Prior to January 1, 2007, the maximum additional supplemental matching contribution was 75% of each such participant’s deferrals not in excess of 6% of each participant’s eligible pre-tax compensation.

The PMI Group, Inc. Savings and Profit Sharing Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

1. Description of the Plan (continued)

Contributions (continued)

In 2008, the Company funded employer matching contributions to the Plan for the 2007 plan year in the amount of $1,934,037, which was approved by the Board of Directors of the Company.

Beginning July 1, 2008, the Plan has provided for automatic enrollment in the Plan by employees who have not elected to contribute to the Plan, and for pre-tax contributions by automatic enrollees at a beginning rate of 3% of each such employee’s compensation, with 1% increases per year up to a maximum automatic contribution of 6% of compensation. The automatic provisions are subject to an employee’s right to opt out of them. Also beginning July 1, 2008, the Plan will permit after-tax contributions by participants in a Roth 401(k) feature of the Plan.

Participants direct the investment of their contributions and the Company’s non-elective matching contributions from among investment options made available by the Company. For the 2006 plan year, the Company’s supplemental matching contributions were invested in a fund consisting of shares of the Company’s common stock, which may be transferred to other investment options as directed by the participant. The Company’s supplemental matching contributions to the Plan for the 2007 plan year were invested based on the participant’s investment direction, or the Plan’s default investment. The Plan’s default investment for the 2006 and 2007 plan years was the Merrill Lynch Retirement Preservation Trust.

Participant Accounts

Each participant has an individual account which is credited with contributions made on behalf of each participant, including earnings and losses based upon the participant’s investment elections, including an allocation of any administrative expenses not borne by the Company. The benefit to which a participant is entitled is limited to the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately fully vested in all contributions to their Plan accounts and earnings thereon.

The PMI Group, Inc. Savings and Profit Sharing Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

1. Description of the Plan (continued)

Participant Withdrawals

Withdrawals from the Plan are available upon hardship in accordance with Plan provisions. Upon termination of employment, death, disability or retirement, participants or their beneficiaries may elect to receive a lump-sum benefit, or in certain circumstances, installments or other forms of benefit. Upon attaining age 59 1 /2, participants may elect to receive either a lump-sum amount equal to their account balance or a portion paid in a lump sum with the remainder paid at a later date. At age 70 1/2, if no amount has been previously paid out, a participant may be required to take a partial withdrawal in accordance with Plan provisions.

Participant withdrawals were $6,497,173 and $8,256,077 in 2007 and 2006, respectively. In- kind distributions included in these withdrawals in 2007 and 2006 were $145,794 and $642,198, respectively. This decrease in participant withdrawals was primarily due to a decrease in lump sum distributions related to terminations.

Participant Loans

Participants may borrow from their Plan accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms shall not exceed five years, unless the loan is used for the purchase of the participant’s residence. The loans are secured by the balance in the participant’s account and bear an interest rate equal to the prime rate published in The Wall Street Journal plus 1%. Principal and interest are paid ratably through payroll deductions. Principal and interest payments are credited to the participant’s account when received.

Administrative Expenses

The Company pays substantially all administrative expenses of the Plan, except for any fees incurred by a participant in connection with such participant’s receipt of a loan from his or her individual account, and fees associated with the operation of any funds in which a participant invests.

Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In event of the Plan’s termination, participants will remain fully vested in their accounts.

The PMI Group, Inc. Savings and Profit Sharing Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements and supplemental schedules of the Plan are prepared on the modified cash basis, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States. Under this basis, investment assets are reported at fair value, investment income, including net realized and unrealized appreciation (depreciation) in the fair value of investments, is recognized in the period incurred, contributions are recognized when received rather than as earned, and benefits and expenses are recognized when paid rather than as incurred.

Investments Valuation and Income Recognition

The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Common collective trust funds are valued based on quoted redemption values on the last business day of the plan year. The quoted redemption value of the Merrill Lynch Retirement Preservation Trust is based on contract value, which is the value participants will receive and approximates fair value. Money market funds are valued at historical cost plus accrued interest, which approximates fair value. The PMI Group, Inc. common stock is valued at quoted market prices. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a settlement-date basis. Interest and dividends are accrued in accordance with the modified cash basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with the modified cash basis of accounting requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The PMI Group, Inc. Savings and Profit Sharing Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

3. Income Tax Status

The Plan was restated effective December 1, 2006, to convert to The Merrill Lynch special/flexible prototype defined contribution plan and trust (non-standardized profit sharing plan with cash or deferred arrangements) (“Prototype Plan”). The Merrill Lynch Prototype Plan received an opinion letter from the Internal Revenue Service dated June 4, 2002, stating that the Prototype Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

4. Investments

At December 31, 2007, there were 19 investment fund options available in the Plan, including The PMI Group, Inc. common stock. During 2007 and 2006, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

	2007	2006
Registered investment companies	$2,383,022	$3,604,332
Common collective trust funds	1,874,149	2,529,329
The PMI Group, Inc. common stock	(12,224,619)	2,236,532

Total	$(7,967,448)	$8,370,193

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31,
	2007	2006
Merrill Lynch Equity Index Trust Fund	$14,678,074	$14,424,203
Oppenheimer Dev Mkts Fund	11,076,222	7,983,364
Merrill Lynch Mid Cap Index Trust	10,158,695	9,921,295
Thornburg International Value Fund	5,778,935	3,445,387
Davis New York Venture Fund	5,444,570	4,369,862
The PMI Group, Inc. Common Stock	4,993,812	16,552,935

The PMI Group, Inc. Savings and Profit Sharing Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

5. Non-participant Directed Investments

In 2006, the PMI stock fund was non-participant directed as the Company’s supplemental matching contribution was comprised of The PMI Group, Inc. common stock. Effective January 1, 2007, all investments in the Plan were considered participant directed. As a result, the Company’s supplemental matching contribution for the 2007 plan year was invested at each participant’s investment direction, or the Plan’s default election, the Merrill Lynch Retirement Preservation Trust.

Information about the net assets and the significant components of the changes in net assets related to the non-participant directed investments in 2006 are as follows (In 2007, there were no non-participant directed investments):

December 31, 2006
Net assets:
Dividends receivable	$18,153
Money market fund	169,769
The PMI Group, Inc. Common stock	16,552,935

Total	$16,740,857

Year ended December 31, 2006
Changes in net assets:
Net appreciation (depreciation) in fair value of investments	$2,236,532
Interest and dividends	90,597
Contributions	2,823,974
Benefits paid directly to participants	(1,931,974)
Administrative expenses	(392)
Net transfer to participant-directed accounts	(1,565,502)

Total change in net assets	$1,653,235

The PMI Group, Inc. Savings and Profit Sharing Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

6. Transactions with Parties-in-Interest

Transactions in shares of the Company’s common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2007, the Plan made purchases of $4,145,169 and sales of $2,526,491 of the Company’s common stock. During 2006, the Plan made purchases of $3,097,680 and sales of $3,155,123 of the Company’s common stock. Dividends received from the Company’s common stock were $67,670 and $78,372 for 2007 and 2006, respectively.

Additionally, the Plan invests in various investment funds managed by its Plan trustee, Merrill Lynch Bank & Trust Co., FSB.

7. Reconciliation of Financial Statements to Form 5500

The difference of $332,840 in net assets available for benefits on the Form 5500 and the financial statements as of December 31, 2007 is attributable to certain investment contracts, which are valued at fair value on the Form 5500 and contract value on the financial statements, as well as a payable balance reported on the Form 5500 but not reflected on the financial statements. The Merrill Lynch Retirement Preservation Trust is reported at contract value in the amount of $2,446,618 on the financial statements and fair value in the amount of $2,424,598 on the Form 5500 for a difference of $22,020. The payable reported on the Form 5500 in the amount of $310,820 reflects participant withdrawals to be disbursed subsequent to the statement date.

8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

9. New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value pursuant to accounting principles generally accepted in the United States (“GAAP”), and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements but does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company does not expect the adoption of SFAS No. 157 to materially impact the financial statements.

The PMI Group, Inc. Savings and Profit Sharing Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

9. New Accounting Pronouncements (continued)

In December 2005, the FASB issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006. Adoption of the FSP did not have an impact on the financial statements as the contract values approximate estimated fair value.

Supplemental Schedule

The PMI Group, Inc. Savings and Profit Sharing Plan

EIN: 94-3199675; Plan Number: 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Modified Cash Basis)

December 31, 2007

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
	Registered investment companies:
	Thornburg International Value Fund	170,520.3606 shares	$5,778,935
	PIMCO Total Return Fund	374,742.5575 shares	4,005,998
	Munder Midcap Core Growth Fund	58,027.6891 shares	1,761,721
	Blackrock Fundamental Growth Fund	169,341.3070 shares	4,057,418
	Blackrock Mid Cap Value Opp Fund	147,023.9478 shares	2,315,627
	Blackrock Small Cap Index I Fund	99,844.3614 shares	1,376,854
	Davis New York Venture Fund	134,599.9999 shares	5,444,570
	BGI Lifepath 2010 Fund	222,722.3198 shares	2,937,707
	BGI Lifepath 2020 Fund	179,353.1027 shares	3,045,416
	BGI Lifepath 2030 Fund	150,798.1238 shares	2,441,422
	BGI Lifepath 2040 Fund	99,504.8199 shares	2,021,938
	BGI Lifepath Retirement Portfolio Income Fund	88,329.1187 shares	1,012,252
	Oppenheimer Dev Markets Fund	227,905.8097 shares	11,076,222
	Common collective trust funds:
	BGI MSCI EAFE Equity Index Fund	109,537.5980 units	3,745,090
*	Merrill Lynch Mid Cap Index Trust Fund	574,912.0150 units	10,158,695
*	Merrill Lynch Equity Index Trust Fund	129,779.6117 units	14,678,074
*	Merrill Lynch Retirement Preservation Trust Fund	2,446,617.5400 units	2,446,618
	Money market fund:
*	Merrill Lynch Retirement Reserves Fund	3,832,916.46 units	3,832,916
	Common stock:
*	The PMI Group, Inc. Common Stock	377,748.0000 shares	4,993,812
	Participant loans:
*	Participant loans	Interest rates of 5.00%-9.25% maturing through 2010	926,735
	Cash		310,819

	Total investments		$88,368,839

*	Indicates parties-in-interest to the Plan.

Note: Column (d), cost, is not required as all investments are participant-directed.

SIGNATURE

The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The PMI Group, Inc. Savings and Profit Sharing Plan

By	/s/ Charles F. Broom
Charles F. Broom Plan Administrator

Date: June 27, 2008

THE PMI GROUP, INC. SAVINGS AND PROFIT SHARING PLAN

EXHIBIT INDEX

Exhibit Number:	Description
23	Consent of Ernst & Young LLP, independent registered public accounting firm.